Exhibit 99.9

CONSENT OF ROBERT F. BROWN

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Limited (the “Company”)

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2018 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

•	NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon and Santa Rosa Projects dated February 20, 2017; and

•	NI 43-101 Report on the Topia Mine Mineral Resource Estimates Topia Mine Mineral Resource Estimation as of July 31, 2018 dated February 28, 2019 and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10 , as amended (SEC File No. 333-214201) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 15th day of March, 2019

/s/ Robert F. Brown
Robert F. Brown, P.Eng.